UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: August 27, 2014	By:	/s/ Brett Gladden
Brett Gladden
Company Secretary

22 August 2014

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 22 August 2014, it purchased from J.P. Morgan Securities plc, 40,000 ordinary shares at an average price of 558.7275 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 19,989,382 ordinary shares in treasury, and has 164,812,300 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc

Will Gardiner, Chief Financial Officer

Jeffery Torrance, VP Investor Relations

Paul Sharma, Director Investor Relations

Tel: +44 (0) 1223 692 000

26 August 2014

CSR plc

(the “Company”)

Dealing by Person Discharging Managerial Responsibility

Announcement of the vesting of a share award pursuant to the CSR Share Award Plan and disposal of ordinary shares in the Company

The Company announces that on 22 August 2014, 36,363 ordinary shares were allotted to Mr Anthony Murray, at par value £0.001 per ordinary share, pursuant to the vesting of a share award granted under the rules of the CSR Share Award Plan (the “Plan”). As permitted by the Plan rules, Mr Murray immediately sold sufficient ordinary shares to satisfy the tax arising on the vesting. The 17,180 ordinary shares were sold at a price of £5.5925 per share. Following the transactions, Mr Murray holds 76,486 ordinary shares in the Company.

26 August 2014

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 26 August 2014, it purchased from J.P. Morgan Securities plc, 40,000 ordinary shares at an average price of 564.8992 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 19,989,382 ordinary shares in treasury, and has 164,945,819 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc
Will Gardiner, Chief Financial Officer
Jeffery Torrance, VP Investor Relations
Paul Sharma, Director Investor Relations
Tel: +44 (0) 1223 692 000